

March 18, 2015

Via E-mail
Jeffrey DeNunzio
Chief Executive Officer
Opulent Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re:** **Opulent Acquisition, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed February 19, 2015**
> **File No. 000-55378**

Dear Mr. DeNunzio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 3
(b) Business of Issuer

1. In the third paragraph of this section, you state that there are different situations for private companies which may make a reverse merger more attractive to an operating private company than filing its own Form 10. Please expand your disclosure to state that if a public shell company consummates a reverse merger with a private operating company, the company will be required to file a Form 8-K within four days of the transaction and that the Form 8-K will need to include audited financial statements of the private operating company and pro forma financial statements giving effect to the business combination.

2. Please disclose whether the company may merge with or acquire another company in which the promoters, management, or promoters' or managements' affiliates or associates, directly or indirectly, have an ownership interest. If the company's corporate

policy does not permit such related party transactions, please disclose the basis for such policy and whether your promoters and management are aware of any circumstances under which this corporate policy may change.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

3. We note your disclosure in the second paragraph on page 8 which states that if the target business is financially unstable or in the early stages of development or growth, you will be subject to numerous risks inherent in such a business. Please expand your disclosure to describe these risks.

4. Please state whether the registrant will pay cash finder's fees and whether the registrant will issue securities as finder's fees.

Item 5. Directors and Executive Officers, page 9

5. In the description of Mr. Jeffrey DeNunzio's background, it states that he incorporated Form 10 blank check shell companies, Prosperity Acquisition, Inc. and Wealth Acquisition, Inc., in August of 2013. However, the table on page 10 states that the filing date of the registration statements for these companies was August 22, 2014. Please revise your disclosure to correct this apparent discrepancy.

Item 6. Executive Compensation, page 10

6. We note that the first paragraph of this section states that the board of directors (consisting solely of Mr. DeNunzio) valued the formation expenses and services at $2000 and issued 20,000,000 shares of restricted common stock as founder shares to Mr. DeNunzio. Please revise your disclosure to clarify whether Mr. DeNunzio loaned the company $2000 to pay for the formation costs and whether the 20 million shares of common were issued to Mr. DeNunzio as repayment for the loan. In this regard we also note your disclosure under "Item 7. Certain Relationships and Related Transactions, and Director Independence," which states, "Mr. DeNunzio has provided services to Opulent Acquisition, Inc. consisting of filing the charter corporate documents and preparing this registration statement. In exchange for these services he has been repaid in the form of 20,000,000 restricted shares of our common stock."

Item 13. Financial Statements and Supplementary Data
Balance Sheet at November 30, 2014, page F-2

7. Please correct total liabilities and stockholder (deficit) to equal total assets.

Other Comment

8. Please note that your registration statement will become effective automatically 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13(a) of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the preceding issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director